Exhibit 99.11
CONSENT

TO:	Fronteer Development Group Inc.

AND TO:	Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Québec Securities Commission
United States Securities and Exchange Commission
(collectively, the “Commissions”)

AND TO:	The Toronto Stock Exchange (the “TSX”)

AND TO:	NYSE Amex (the “NYSE Amex”)

RE:	Technical Reports

Reference is made to the following technical reports: (i) the technical report dated March 30, 2007 entitled “Technical Report on the Pirentepe and Halilağa Exploration Properties, Çanakkale, Western Antolia, Turkey”, which the undersigned has prepared; and (ii) the technical report entitled “NI43-101 Technical Report on the Halilağa Exploration Property, Çanakkale, Western Turkey” dated March 30, 2009, which the undersigned has prepared (the “Updated Halilağa Report”, and collectively, the “Technical Reports”).
The undersigned hereby consents to the filing of the Updated Halilağa Report with the Commissions and on SEDAR and with the TSX and the NYSE Amex and consents to the use of my name and being identified as a “qualified person” in connection with references to my preparation or involvement in the preparation of the Technical Reports and the written disclosure of extracts from the Technical Reports or summaries of such Technical Reports, either directly or as incorporated by reference, in the annual information form of the Corporation dated March 30, 2009 (the “AIF”), the management’s discussion and analysis of the Corporation dated March 26, 2009 (the “MD&A”) and the Form 40-F of the Corporation dated March 26, 2009 relating to the AIF filed with the United States Securities and Exchange Commission (the “Form 40-F”). The undersigned hereby further consents to the use of my name in connection with references to my preparation or involvement in the preparation of the Technical Reports and the written disclosure of extracts from the Technical Reports or summaries of such Technical Reports, either directly or as incorporated by reference, in the Notice of Meeting and Management Information Circular of Aurora Energy Resources Inc. dated March 20, 2009 (the “Circular”) and the Corporation’s registration statement on Form F-8 and any amendment thereto relating to the Circular filed with the United States Securities and Exchange Commission (the “Registration Statement”). I further consent to the inclusion in the Circular and the Registration Statement of the AIF, the MD&A and the Technical Reports (through the inclusion by way of incorporation by reference of the AIF, the MD&A and any other documents incorporated by reference in the Circular).
The undersigned further certifies that the undersigned has read the Technical Reports and the information derived from, or extracts or summaries of, the Technical Reports contained in the AIF, the MD&A, the Form 40-F and the Registration Statement and extracts from or summaries of the AIF, the MD&A, the Form 40-F and the Technical Reports contained in the Circular and the Registration Statement by way of incorporation by reference of the AIF, the MD&A, the Form 40-F and any other documents incorporated by reference and that they each fairly and accurately represent the information in the Technical Reports for which the undersigned was responsible for preparing or supervising and that the undersigned has no reason to believe there are any misrepresentations in the information contained therein or that is derived from the Technical Reports or that is within the undersigned’s knowledge as a result of the services the undersigned has performed in connection with the Technical Reports.
DATED this 30th day of March, 2009.

Per:	(signed) Peter Grieve
Peter Grieve, M.Sc., M.A.I.G.

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